PACIFIC RIM MINING CORP.

(an exploration stage enterprise)

CONSOLIDATED FINANCIAL STATEMENTS

APRIL 30, 2012 and 2011

Expressed in US Funds

Independent Auditor’s Report

To the Shareholders of Pacific Rim Mining Corp.

We have audited the accompanying consolidated financial statements of Pacific Rim Mining Corp. and its subsidiaries, which comprise the consolidated statements of financial position as at April 30, 2012, April 30, 2011 and May 1, 2010 and the consolidated statements of loss and comprehensive loss, shareholders’ equity, and cash flows for the years ended April 30, 2012 and April 30, 2011, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. We were not engaged to perform an audit of the company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Pacific Rim Mining Corp. and its subsidiaries as at April 30, 2012, April 30, 2011 and May 1, 2010 and their financial performance and their cash flows for the years ended April 30, 2012 and April 30, 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of matter
Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which discloses conditions and matters that indicate the existence of a material uncertainty that raises substantial doubt about Pacific Rim Mining Corp.’s ability to continue as a going concern.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, British Columbia
July 26, 2012

2

Pacific Rim Mining Corp.
(an exploration stage enterprise)
Consolidated Statements of Financial Position
In thousands of U.S. Dollars

	April 30,	April 30,	May 1,
	2012	2011	2010
ASSETS		(Note 16)	(Note 16)
Current Assets
Cash and cash equivalents	$816	$258	$1,333
Short-term investments	455	787	-
Receivables and prepaids	129	150	81
	1,400	1,195	1,414

Equipment (Note 7)	26	8	38
Resource property costs (Note 8)	5,492	5,454	5,454
Restricted Cash	24	24	21
	$6,942	$6,681	$6,927

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities (Note 11)	$1,636	$1,642	$1,580
	1,636	1,642	1,580

Derivative warrant liability (Note 9)	210	1,649	1,482
	1,846	3,291	3,062

SHAREHOLDERS’ EQUITY
Share Capital Subscribed	-	93	-
Share Capital (Note 10)	90,058	86,955	84,133
Contributed Surplus	4,853	4,323	3,942
Deficit	(89,815)	(87,981)	(84,210)
	5,096	3,390	3,865

	$6,942	$6,681	$6,927

Nature of Operations and Going Concern (Note 1)
Measurement Uncertainty (Note 8 (a))
Contingency (Note 14)
Commitments (Note 13)

APPROVED BY THE BOARD OF DIRECTORS:

“Thomas C. Shrake”, Director

“David K. Fagin”, Director

- The accompanying notes are an integral part of these consolidated financial statements -

Pacific Rim Mining Corp.
(an exploration stage enterprise)
Consolidated Statements of Loss and Comprehensive Loss
For the Years Ended April 30
In thousands of U.S. Dollars, except for per share amounts

	2012	2011
		(Note 16)

Expenses (Income)

Exploration	$1,808	$1,225
Stock based compensation (Note 10)	454	335
General and administrative	450	456
Salaries & benefits	367	306
Professional services	287	230
Depreciation	20	30
International arbitration (Note 8(a))	473	1,586
Operating loss	3,859	4,168

Other income and expense
Gains on derivative liability (Note 9)	(2,051)	(232)
Foreign exchange loss (gain)	121	(81)
Finance income	(14)	(6)
Other income	(81)	(78)

Net Loss and Comprehensive Loss for the Year	$(1,834)	$(3,771)

Loss Per Share – Basic and Diluted	$(0.01)	$(0.03)

Weighted Average Number of Shares Outstanding	168,414,549	141,631,705

- The accompanying notes are an integral part of these consolidated financial statements -

Pacific Rim Mining Corp.
(an exploration stage enterprise)
Consolidated Statements of Shareholders’ Equity
In thousands of U.S. Dollars

				Contributed	Accumulated
	Share Capital		Share Capital	Surplus	Deficit	Total
	Common Shares		Subscribed	$	$	$
	Number	$	$	(note 16)	(note 16)	(note 16)
Balance – May 1, 2010	130,308,308	84,133	-	3,942	(84,210)	3,865
Private placement
- Units issued for cash	19,600,000	2,872	-	-	-	2,872
- Finders’ units	660,000	89	-	14	-	103
Share issuance costs
- Finders’ units	-	(89)	-	-	-	(89)
- Finders’ warrants	-	(32)	-	32	-	-
- Cash	-	(18)	-	-	-	(18)
Stock-based compensation	-	-	-	335	-	335
Share capital subscribed	-	-	93	-	-	93
Loss for the year	-	-	-	-	(3,771)	(3,771)
Balance – April 30, 2011	150,568,308	86,955	93	4,323	(87,981)	3,390
Private placement
- Units issued for cash	17,600,000	3,239	(93)	-	-	3,146
- Finders’ units	233,400	43	-	9	-	52
Share issuance costs
- Finders’ units	-	(43)	-	-	-	(43)
- Finders’ warrants	-	(56)	-	67	-	11
- Cash	-	(118)	-	-	-	(118)
Shares issued for property	200,000	38	-	-	-	38
Stock-based compensation	-	-	-	454	-	454
Loss for the year	-	-	-	-	(1,834)	(1,834)
Balance – April 30, 2012	168,601,708	90,058	-	4,853	(89,815)	5,096

- The accompanying notes are an integral part of these consolidated financial statements -

Pacific Rim Mining Corp.
(an exploration stage enterprise)
Consolidated Statements of Cash Flows
For the Years Ended April 30
In thousands of U.S. Dollars

	2012	2011
Operating Activities
Net loss for the year	$(1,834)	$(3,771)
Items not affecting cash:
Depreciation	20	30
Non-cash finance income	(14)	(6)
Non-cash exploration expenses	15	-
Gain on derivative warrant liability	(2,051)	(232)
Foreign exchange loss (gain)	85	(78)
Stock-based compensation	454	335
	(3,325)	(3,722)
Changes in non-cash working capital:
Accounts payable and accrued liabilities	(7)	63
Receivables, deposits and prepaids	2	(65)
Finance income received	18	1
Cash Flow Used for Operating Activities	(3,312)	(3,723)

Investing Activities
Short term investment purchase	(1,613)	(982)
Short term investment redemption	1,864	263
Increase in restricted cash	-	(3)
Purchase of property, plant and equipment	(38)	-
Cash Flow Provided by (Used For) Investing Activities	213	(722)

Financing Activities
Units issued for cash, net of issuance cost	3,661	3,267
Cash received for shares subscribed	-	93
Cash Flow Provided by Financing Activities	3,661	3,360

Effect of exchange rate change on cash and cash equivalents	(4)	10

Change in Cash	558	(1,075)

Cash – Beginning of Year	258	1,333

Cash – End of Year	$816	$258

Schedule of non-cash financing transactions:
Fair value of shares issued for property	$38	$-
Fair value of finder fees warrants	119	143
Fair value of private placement warrants	613	398

- The accompanying notes are an integral part of these consolidated financial statements -

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
Years Ended April 30, 2012 and 2011
In thousands of U.S. Dollars, except share and per share amounts

1.	Nature of Operations and Going Concern

Pacific Rim Mining Corporation (“Pacific Rim” or the “Company”) is involved in the exploration and development of gold properties. The Company is a public company with shares listed on the TSX Exchange and the PFRMF on OTCQX. The head office, principal address and records office of the Company are located at 625 Howe Street, Suite 1050, Vancouver, British Columbia, Canada, V6C 2T6.

The Company owns a 100% interest in the mineral property known as El Dorado and certain other exploration licenses located in El Salvador, is earning a controlling interest in the Hog Ranch project in Washoe County, Nevada through exploration and carries out other exploration activities in the United States and Central America.

The Company has not yet determined whether any of its exploration properties contain mineral deposits that are economically recoverable. The recoverability of any amounts capitalized for Mining Property Acquisition costs in El Salvador is dependent upon the existence of economically recoverable mineral deposits, the ability of the Company to obtain the necessary financing and permitting to complete the exploration and development of its exploration properties, and upon future profitable production or proceeds from the disposition of its properties.

Going Concern

While these consolidated financial statements have been prepared on the basis that the Company will continue as a going concern, which assumes that the Company will be able to meet its commitments, continue operations, realize its assets and discharge its liabilities in the normal course of business for the foreseeable future, there are events and conditions that raise substantial doubt on the validity of that assumption. During the year ended April 30, 2012, the Company had a loss of $1,834 and as at April 30, 2012 has an accumulated deficit of $89,815 and a working capital deficiency of $0.2. The Company will require additional funding to maintain its ongoing exploration programs and property commitments, for administrative purposes and for the arbitration and legal costs related to the case under the El Salvador’s Foreign Investment Law (“Investment Law”) between the Company and the Government of El Salvador, which is being administered by the Centre for Settlement of Investment Disputes (“ICSID”). The legal and arbitration costs for the case are substantial (Note 8(a)).

While the Company has been successful in obtaining its required funding in the past, there is no assurance that sufficient funds will be available to the Company in the future. The Company has no assurance that such financing will be available or be available on favourable terms. Factors that could affect the availability of financing include the progress and results of the El Dorado project and its permitting application, the resolution of international arbitration proceedings over the non-issuance of permits in El Salvador, the state of international debt and equity markets, investor perceptions and expectations and the global financial and metals markets. The Company anticipates that it will require additional financing through, but not limited to, the issuance of additional equity in order to fund its ongoing exploration and case costs. There can be no assurance the Company will be successful in this endeavour.

These consolidated financial statements do not reflect adjustments in the carrying values of the assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used, that would be necessary if the company were unable to realize its assets and settle its liabilities in the normal course of operations. Such adjustments could be material.

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
Years Ended April 30, 2012 and 2011
In thousands of U.S. Dollars, except share and per share amounts

2.	Basis of Preparation and First Time Adoption of IFRS

We prepare our financial statements in accordance with Canadian generally accepted accounting principles as set out in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and require publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly, we have commenced reporting on this basis in the consolidated financial statements. In these financial statements, the term “Canadian GAAP” refers to Canadian GAAP before the adoption of IFRS.

The consolidated financial statements have been prepared in accordance with IFRS as issued by IASB. Subject to certain transition elections disclosed below, we have consistently applied the same accounting policies in our opening IFRS balance sheet as at May 1, 2010 and throughout all periods presented, as if these policies had always been in effect. Note 15 discloses the impact of the transition to IFRS on our reported statement of financial position, comprehensive loss and cash flows, including the nature and effect of significant changes in accounting policies from those used in our consolidated financial statements for the year ended April 30, 2011.

The accounting policies applied in these consolidated financial statements are based on IFRS effective for the year ended April 30, 2012, as issued and effective, and were approved by the Board of Directors for issue on July 23, 2012.

All dollar amounts are presented in US dollars unless otherwise specified.

3.	Significant Accounting Policies

This summary of significant accounting policies described below have been applied consistently to all periods presented in these consolidated financial statements, unless otherwise stated. The exemptions we have taken in applying IFRS for the first time are set out in Note 15.

a) Basis of Measurement

The consolidated financial statements have been prepared on the historical cost basis, except for the Derivative financial warrant liabilities which are measured at fair value.

b) Consolidation

The consolidated financial statements include the accounts of the Company’s wholly-owned subsidiaries, Dayton Mining (U.S.) Inc., Pacific Rim Exploration Inc., Pacific Rim Cayman, Pacific Rim El Salvador S.A. de C.V., Dorado Exploraciones S.A. de C.V., Pacrimco S.A., Pac Rim Caribe III and its wholly-owned subsidiary Pacific Rim Chile Limitada. All significant intercompany transactions and balances have been eliminated.

c) Significant Accounting Estimates and Judgements

The preparation of the consolidated financial statements requires estimates and assumptions that affect the amounts reported in the consolidated financial statements. Significant areas where judgment is applied include, going concern assumption and assessment of whether there are any indicators of impairment over mineral property interests. Significant areas where estimates are applied include the recoverability of mineral property costs, valuation of warrant derivatives, and estimates with respect to recognition of potential obligations and liabilities. Actual results could differ from our estimates.

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
Years Ended April 30, 2012 and 2011
In thousands of U.S. Dollars, except share and per share amounts

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods.

d) Foreign Currencies

The functional currency is the currency of the primary economic environment in which the entity operates. The functional currency of the Company and of all of its subsidiaries is the United States (“US”) Dollar. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, The Effects of Changes in Foreign Exchange Rates (“IAS 21”).

The consolidated financial statements have been presented in US dollars.. Transactions in foreign currencies are translated to the functional currency of the entity at the exchange rate in existence at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the period end date exchange rates. Non-monetary items which are measured using historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

The Company’s presentation currency is the US dollar.

e) Cash and Cash Equivalents

Cash and cash equivalents consist of cash on deposit with banks and short-term interest-bearing investments with maturities of three months or less at the purchase date.

f) Short Term Investments

Short term investments are comprised of interest-bearing deposits with a term to maturity from inception of greater than three months and less than one year.

g) Financial Instruments

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the company has transferred substantially all risks and rewards of ownership. Financial liabilities are derecognized when the obligation specified in the contract is discharged, cancelled or expires.

At initial recognition, the Company classifies its financial instruments in the following categories depending on the purpose for which the instruments were acquired:

(i)

Financial assets and liabilities at fair value through profit or loss: A financial asset or liability is classified in this category if acquired principally for the purpose of selling or repurchasing in the short-term.

Financial instruments in this category are recognized initially and subsequently at fair value. Transaction costs are expensed in the statement of income. Gains and losses arising from changes in fair value are presented in the statement of loss and comprehensive loss in the period in which they arise. Financial assets and liabilities at fair value through profit or loss are classified as current.

(ii)

Available-for-sale investments: Available-for-sale investments are non-derivatives that are either designated in this category or not classified in any of the other categories. The Company does not hold any available-for-sale assets.

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
Years Ended April 30, 2012 and 2011
In thousands of U.S. Dollars, except share and per share amounts

(iii)	Held-to-Maturity investments: Held-to-maturity investments are non-derivatives that are designated in this category where the Company’s intent is to hold the investment to maturity.

Held-to-maturity investments are initially measured at fair value including transaction costs, and subsequently carried at amortized cost. The Company does not hold any held-to- maturity assets.

(iv)

Loans and receivables: Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. The Company’s loans and receivables are comprised of cash and cash equivalents, restricted cash, short term investments, deposits, and receivables, and are included in current assets due to their short- term nature with the exception of restricted cash. Loans and receivables are initially recognized at the amount expected to be received, less, when material, a discount to reduce the loans and receivables to fair value. Subsequently, loans and receivables are measured at amortized cost using the effective interest method less a provision for impairment.

(v)

Financial liabilities at amortized cost: Financial instruments held by the Company and classified in this category include trade payables and accrued liabilities. Trade payables and accrued liabilities are initially recognized at the amount required to be paid, less, when material, a discount to reduce the payables to fair value. Subsequently, trade payables and accrued liabilities are measured at amortized cost using the effective interest method.

The effective interest rate method calculates the amortized cost of a financial asset and allocates interest income over the corresponding period. The effective interest rate is the rate that discounts estimated future cash receipts over the expected life of the financial instrument.

Financial liabilities are classified as current liabilities if payment is due within twelve months. Otherwise, they are presented as non-current liabilities.

(vi)

Derivative financial instruments: Derivative instruments, including embedded derivatives, are recorded at fair value through profit or loss (“FVTPL”) and accordingly are recorded on the balance sheet at fair value. Gains and losses on re-measurment to fair value of these derivatives are classified separately in these consolidated financial statements as ‘ gain on derivative liability’. Fair values for derivative instruments are determined using valuation techniques, using assumptions based on market conditions existing at the balance sheet date. Derivatives embedded in non-derivative contracts are recognized separately unless they are closely related to the host contract.

Warrants issued in a private placement that have an exercise price denominated in a currency other than the Company’s functional currency meet the definition of a derivative liability and are recorded as a financial liability and are marked-to-market each period, its fair value determined using the Black-Scholes valuation model. Subsequent changes in the fair value of the warrants are recognized as gains or losses in the Statement of Income (Loss) and Comprehensive Income (Loss) until they are fully exercised. Warrants that have been issued to agents for services provided for a capital raising transaction are accounted for under IFRS 2. These warrants are not derivatives and are not subject to IAS 32.

h) Equipment and Leasehold Improvements

Equipment and leasehold improvements are stated at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost can be measured reliably. The carrying amount of a replaced asset is derecognized when replaced. Repairs and maintenance costs are charged to the statement of loss during the period they are incurred.

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
Years Ended April 30, 2012 and 2011
In thousands of U.S. Dollars, except share and per share amounts

The major categories of equipment and leasehold improvements are depreciated on a straight-line basis as follows:

Office furniture and equipment	1-5 years
Computer equipment	2-5 years
Computer software	2-5 years

The Company allocates the amount initially recognized to each asset’s significant components and depreciates each component separately. Residual values, amortization methods and useful lives of the assets are reviewed periodically and adjusted on a prospective basis as required.

Gains and losses on disposals of equipment are determined by comparing the proceeds with the carrying amount of the asset and are included as part of other gains and losses in the statement of loss.

i) Mineral Properties and Exploration Costs

The Company capitalizes the direct costs of acquiring mineral property interests including option payments, until such time as the property is put into production or the property is disposed of, either through sale or abandonment or becomes impaired. If a mineral property is put into production the costs of acquisition are expensed over the life of the property based on estimated economic reserves. Proceeds received from the sale of any interest in a property will be credited against the carrying value of the property with any difference recognized in the statement of loss and comprehensive loss. If a property is abandoned, the acquisition costs will be written off to the statement of loss and comprehensive loss.

Exploration and evaluation costs are charged to operations in the period incurred until such time as it has been determined that a property has economically recoverable reserves, in which case subsequent exploration and development costs are capitalized. Exploration costs include value-added taxes because the recoverability of these amounts are uncertain.

Ownership in mineral properties involves certain inherent risks due to the difficulties of determining and obtaining clear title to claims as well as the potential for problems arising from the frequently ambiguous conveyance history characteristics of many mineral properties. The Company has investigated ownership of its mineral properties and, to the best of its knowledge, ownership of its interests are in good standing.

j) Impairment of Non-financial Assets

The carrying amounts of non-financial assets are reviewed for impairment whenever facts and circumstances suggest that the carrying amounts may not be recoverable. If there are indicators of impairment, the recoverable amount of the asset is estimated in order to determine the extent of any impairment. For the purpose of measuring recoverable amounts, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units or CGUs). The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use (being the present value of the expected future cash flows of the relevant asset or CGU). An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount.

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
Years Ended April 30, 2012 and 2011
In thousands of U.S. Dollars, except share and per share amounts

Non-financial assets that have been impaired in prior periods are tested for possible reversal of impairment whenever events or changes in circumstances indicate that the impairment has reversed. If the impairment has reversed, the carrying amount of the asset is increased to its recoverable amount but not beyond the carrying amount that would have been determined had no impairment loss been recognized for the asset in the prior periods. A reversal of an impairment loss is recognized in the statement of loss.

k) Provisions

(i) Decommissioning and restoration provision: Future obligations to retire an asset, including dismantling, remediation and ongoing treatment and monitoring of the site related to normal operations are initially recognized and recorded as a liability based on estimated future cash flows discounted at a risk free rate. The decommissioning and restoration provision is adjusted at each reporting period for changes to factors including the expected amount of cash flows required to discharge the liability, the timing of such cash flows and the pre-tax discount rate which reflects the risks specific to the liability.

The liability is also accreted to full value over time through periodic charges to earnings. This unwinding of the discount is charged to financing expense in the statement of income.

The amount of the decommissioning and restoration provision initially recognized is capitalized as part of the related asset’s carrying value and amortized to earnings. The method of amortization follows that of the underlying asset. The costs related to a decommissioning and restoration provision are only capitalized to the extent that the amount meets the definition of an asset and can bring about future economic benefit.

(ii) Other provisions: Provisions are recognized when a current legal or constructive obligation exists, as a result of past events, and it is probable that an outflow of resources that can be reliably estimated will be required to settle the obligation. Where the effect is material, the provision is discounted using an appropriate pre-tax rate, risk specific to the liability.

l) Income Taxes

Income tax comprises current and deferred tax. Income tax is recognized in the statement of loss except to the extent that it relates to a business combination or to items recognized directly in equity, in which case the income tax is also recognized directly in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted, at the end of the reporting period, and any adjustment to tax payable in respect of previous years.

In general, deferred tax is recognized in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined on a non-discounted basis using tax rates and laws that have been enacted or substantively enacted at the balance sheet date and are expected to apply when the deferred tax asset or liability is settled. Deferred tax assets are recognized to the extent that it is probable that the assets can be recovered.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except, in the case of subsidiaries, where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are presented as non-current.

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
Years Ended April 30, 2012 and 2011
In thousands of U.S. Dollars, except share and per share amounts

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities, when they relate to income taxes levied by the same taxation authority and when the Company intends to settle its current tax assets and liabilities on a net basis.

m) Share Capital

Share capital issued as non-monetary consideration is recorded at an amount based on fair market value of the shares issued.

The proceeds from the issue of units is allocated between common shares and common share purchase warrants on a pro-rated basis on a relative fair value as follows: the fair value of common shares is based on the price at market close on the date the units are issued and the fair value of the common share purchase warrants is determined using a Black-Scholes pricing model.

n) Stock-based Compensation

All stock-based awards made to employees and non-employees are measured and recognized using the Black-Scholes fair value based method. For employees, the Company recognizes stock based compensation expense based on the estimated fair value of the options on the date of the grant. For non-employees, the fair value of the options is based on the fair value of services received and recognized at the time of services rendered. The fair value of the options is recognized over the vesting period of the options granted as stock based compensation expense and corresponding adjustment to contributed surplus. The number of options expected to vest is periodically reviewed and the estimated option forfeiture rate is adjusted as required throughout the life of the option. Upon exercise these amounts are transferred to share capital.

o) Earnings (Loss) per Share

Basic loss per share is computed by dividing loss attributable to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of outstanding options and their equivalents are reflected in diluted earnings per share by application of the treasury stock method. Since the Company has losses, the assumed exercise of outstanding stock options has not been included in this calculation as it would be anti-dilutive.

4.	Recent Accounting Pronouncements

Certain new standards, interpretations, amendments and improvements to existing standards were issued by the International Accounting Standards Board (“IASB”) or International Financial Reporting Interpretations Committee (“IFRIC”). The Standards impacted that are applicable to the Company are as follows:

a)

IFRS 9, Financial Instruments (“IFRS 9”) was issued by IASB in November 2009. This standard addresses classification and measurement of financial assets and replaces the multiple category and measurement models in International Accounting Standard (“IAS”) 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments with recognition at fair value through profit or loss or at fair value through other comprehensive earnings.

IFRS 9 is effective for annual years beginning on or after January 1, 2015. The Company is currently assessing the impact of this standard on the financial statements.

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
Years Ended April 30, 2012 and 2011
In thousands of U.S. Dollars, except share and per share amounts

b)

IFRS 10, Consolidated Financial Statements (“IFRS 10”), was issued in May 2011 and will supersede the consolidation requirements in SIC-12, Consolidation – Special Purpose Entities (“SIC-12”), and IAS 27, Consolidated and Separate Financial Statements (“IAS 27”), effective for annual periods beginning on or after January 1, 2013, with early application permitted. IFRS 10 builds on existing principles by identifying the concept of control as a determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard also provides additional guidance to assist in the determination of control where this is difficult to assess. The company has not yet determined the impact this new standard may have on its consolidated financial statements

c)

IFRS 11, Joint Arrangements (“IFRS 11”), was issued in May 2011 and will supersede existing IAS 31, Joint Ventures (“IAS 31”) effective for annual periods beginning on or after January 1, 2013, with early application permitted. IFRS 11 provides for the accounting of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form (as is currently the case). The Standard also eliminates the option to account for jointly controlled entities using the proportionate consolidation method. This standard will impact the accounting treatment for the Company’s joint venture arrangement for further exploration and development of Hog Ranch, if the Company has earned its interest in the Hog Ranch property (Note 8d) .

d)

IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”), was issued in May 2011 and is a new and comprehensive standard on disclosure requirements for all forms of interest in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities. IFRS 12 is effective for annual periods beginning on or after January 1, 2013 with earlier application permitted. The company has not yet determined the impact this new standard may have on its consolidated financial statements

e)

IFRS 13, Fair Value Measurements (“IFRS 13”) was issued in May 2011 and sets out, in a single IFRS, a framework for measuring fair value. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. This definition of fair value emphasizes that fair value is a market-based measurement, not an entity specific measurement. In addition, IFRS 13 also requires specific disclosures about fair value measurement. IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. The Company is currently assessing the impact of this Standard.

f)

IAS 1, Presentation of Items of Other Comprehensive Income (“OCI”) (“IAS 1”), was revised in June 2011 to change the disclosure of items presented in OCI, including a requirement to separate items presented in OCI into two groups based on whether or not they may be recycled to profit or loss in the future. The revision is effective for annual periods beginning on or after July 1, 2012 with early application permitted. The standard is not expected to have an impact on the Company in its current form.

5.	Financial Instruments

a) Financial instruments

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1 –	Unadjusted quoted prices in active markets for identical assets and liabilities

Level 2 –	Inputs other than quoted prices that are directly or indirectly observable for the asset or liability; and

Level 3 –	Inputs that are not based on observable market data.

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
Years Ended April 30, 2012 and 2011
In thousands of U.S. Dollars, except share and per share amounts

The carrying values of receivables, and accounts payable and accrued liabilities approximate their fair value because of the short-term nature of these instruments. The derivative warrant liabilities are recognized at fair value each reporting period and are considered level 3 financial instruments.

b) Management of capital risk

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk. In the management of capital, the Company includes the components of shareholders’ equity. Additional information regarding capital risk management is disclosed in note 1.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, acquire or dispose of assets or obtain debt financing. In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Board of Directors. In order to maximize ongoing development efforts, the Company does not pay out dividends.

The Company’s investment policy is to invest its cash in highly liquid short-term interest-bearing investments.

c) Management of financial risk

(i)	Market Risks

Foreign Currency Risk

The Company’s exposure to foreign currency risk is primarily related to Canadian dollar- denominated financial instruments. The Company does not enter into foreign exchange contracts to manage this exposure. At April 30, 2012 the impact of a 10% depreciation or appreciation of the US dollar against the Canadian dollar would result in an increase or decrease of $59 in the Company’s net loss.

(ii)	Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in raising funds to meet its operating commitments. The Company seeks to manage liquidity by maintaining adequate cash and cash equivalent balances to meet its short term commitments and by raising equity or debt financing as required to meet long term commitments. As disclosed in Note 1, the Company has no assurance that such financing will be available or be available on favourable terms. Factors that could affect the availability of financing include Pacific Rim’s performance as measured by various factors including the progress and permitting of the El Dorado project, the state of international debt and equity markets, investor perceptions and expectations and the global financial and metals markets.

The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and operating and capital commitments at April 30, 2012:

	2013	2014 and later	Total
	$	$	$
Accounts payable	1,636	-	1,636
Operating leases	47	18	65

Totals	1,683	18	1,701

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
Years Ended April 30, 2012 and 2011
In thousands of U.S. Dollars, except share and per share amounts

(iii)	Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The risk that the Company will realize a loss as a result of a decline in the fair value of the investments included in cash and cash equivalents is limited because these investments are generally held to maturity. Based on the amount of cash and cash equivalents invested as at April 30, 2012 and assuming that all other variables remain constant, a 0.5% change in the applicable interest rate would not be significant.

(iv)	Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The maximum credit risk the Company is exposed to is 100% of cash and cash equivalents, short-term investments and receivables.

The Company’s cash and short-term investments are held through large Canadian financial institutions. Short-term investments are composed of financial instruments issued by Canadian banks. These investments mature at various dates over the current operating period. .

6.	Receivables and prepaids

	April 30,	April 30,	May 1,
	2012	2011	2010

Other receivables	$60	$56	$34
Prepaids	69	94	47

	$129	$150	$81

7.	Equipment and Leasehold Improvements

	April 30,	April 30,	May 1,
	2012	2011	2010
Office equipment and vehicles	$414	$376	$376
Accumulated depreciation	(388)	(368)	(338)
	$26	$8	$38

8.	Resource Property Costs

a) El Dorado

	April 30,	April 30,	May 1,
	2012	2011	2010

Mining Property Acquisition Costs – El Dorado	$5,454	$5,454	$5,454
Resource Property Acquisition Costs – Hog Ranch	38	-	-
	$5,492	$5,454	$5,454

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
Years Ended April 30, 2012 and 2011
In thousands of U.S. Dollars, except share and per share amounts

The Company holds a 100% interest in certain mineral properties in El Salvador known as El Dorado. El Dorado is subject to a 3% net smelter return royalty. Pacific Rim has the right to buy back the royalty for $1 million for the first 1.5% and $3 million for the second 1.5%, provided that at least one half of the royalty is acquired within six months of the commencement of commercial production.

An Environmental Impact Study has been submitted to governmental authorities for their consideration and requires approval before the exploration licence can be converted to an exploitation concession which is required to carry out mining in the licence area. In meeting its responsibilities, a mine design for the Company’s El Dorado gold project was submitted to the Government of El Salvador in its final form in October 2006. The issuance of the permit remains outstanding and consequently the Company has concluded it must seek a legal remedy to secure its right to develop the El Dorado project.

On April 30, 2009 Pac Rim Cayman LLC, a Nevada corporation and a wholly-owned subsidiary of Pacific Rim Mining Corp. filed international arbitration proceedings against the Government of El Salvador (“GOES”) under CAFTA and the Investment Law in its own name and on behalf of its three wholly-owned El Salvadoran enterprises, Pacific Rim El Salvador, Sociedad Anónima de Capital Variable and Dorado Exploraciones, Sociedad Anónima de Capital Variable. The arbitration will be administered under the Convention on the Settlement of Investment Disputes Between States and Nationals of Other States and under the Rules of Procedure for Arbitration Proceedings of the ICSID. ICSID is an affiliate of the World Bank and is headquartered in Washington, D.C.

On May 31, and June 1, 2010, hearings on a preliminary objection filed by the GOES, which sought to dispose of nearly all of the claims brought by PacRim against the GOES under CAFTA and the Investment Law of El Salvador (“Investment Law”), were held. On August 2, 2010 the ICSID tribunal panel that is hearing the investment claims of PacRim against the GOES, and that presided over the Preliminary Objection hearings, ruled in favour of PacRim, rejecting all of the arguments made by the GOES in its Preliminary Objection.

Between May 2 and 4, 2011, hearings on a jurisdiction objection filed by the GOES in relation to PacRim’s action under CAFTA and the Investment Law took place at the ICSID headquarters in Washington, DC. The purpose of these objection hearings was for the ICSID Tribunal to hear objections filed by the GOES in August 2010 wherein the GOES asserts that ICSID does not have jurisdiction to hear PacRim's claims under CAFTA or the Investment Law based largely on timing and nationality issues. On June 1, 2012, the ICSID Tribunal issued its ruling on the Jurisdiction Objections and determined that PacRim’s Arbitration claim will proceed. The Tribunal confirmed ICSID (at the World Bank) has jurisdiction to hear PacRim’s claims under the Investment Law, but not under CAFTA. Accordingly, the Arbitration claim can and will proceed under the Investment Law alone. ICSID, a branch of the World Bank, will continue to adjudicate the case at its headquarters in Washington, DC..

The Company is unable to determine an outcome of its international arbitration proceedings against the GOES under the Investment Law. As at April 30, 2012, the Company has now incurred $4.3 million relating to the preliminary objections arbitration proceedings.

Measurement uncertainty:

The Company’s activities in El Salvador are subject to the effects of changes in legal, tax and regulatory regimes, national and local political issues, labour and economic developments and government bureaucracy. The Company has experienced lengthy delays in the processing of the El Dorado exploitation concession application and has commenced a legal claim under the Investment Law as noted above. In addition, because of the Investment Law dispute, the Company has not had the ability to confirm or renew its exploration licences as a result of the claims that are under the Investment Law arbitration. If the Company is unsuccessful in obtaining a permit for El Dorado or in its Investment Law claim, or is impacted by other factors beyond the control of the Company, this would adversely impact operations in El Salvador or result in the impairment of the El Dorado property in the future; such impairment could be material.

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
Years Ended April 30, 2012 and 2011
In thousands of U.S. Dollars, except share and per share amounts

b) Other El Salvador Properties

By agreement dated February 6, 2006, the Company agreed to acquire from a consortium of private companies a 100% interest in an El Salvador exploration concession to be known as the Zamora property. Upon TSX approval of the original agreement, the Company was required to make a payment of 50,000 shares. The agreement was amended in September 2006 to include the acquisition of a 100% interest in the Cerro Colorado claims while maintaining the provisions in the agreement for the Company’s acquisition of the Zamora claims. The agreement was amended in February 2010 to adjust the fourth anniversary payment date to be the earlier of the date the Company receives confirmation that the Government of the Republic of El Salvador has granted a mining exploitation concession for the El Dorado Project and February 11, 2015. Under the terms of the amended agreement, the Company maintains an option to purchase the exploration concessions by making advance royalty payments as follows:

Upon TSX approval of the agreement:	100,000 shares plus 100,000 warrants of the
Company
Advance payments:	The greater of:
First anniversary (shares issued)	100,000 shares or $100 in shares of the Company
Second anniversary (shares issued)	140,000 shares or $140 in shares of the Company
Third anniversary (shares issued)	200,000 shares or $200 in shares of the Company
Fourth payment - Payment date is earlier of	300,000 shares or $300 in shares of the Company
the date the Company receives confirmation
that the Government of the Republic of El
Salvador has granted a mining exploitation
concession for the El Dorado Project and
February 11, 2015
Fifth payment – due on anniversary of fourth	400,000 shares or $400 in shares of the Company
payment per February 2010 amended
agreement and subsequent anniversaries

The advance royalty payments will continue until production is achieved or the exploration concessions expire. Title to 100% of the Cerro Colorado and Zamora claims will be transferred to the Company at such time as a positive production decision is made by the Company. Upon achievement of commercial production from the Cerro Colorado or Zamora claims, the vendor will receive a 3% net smelter royalty to a maximum purchase price of $10,000 (inclusive of the value of the advance royalty payments made).

Upon TSX approval of the original agreement, 50,000 shares were issued on March 8, 2006. Upon TSX approval of the 2006 amended agreement, 100,000 shares and 100,000 warrants of the Company were issued on November 8, 2006. On February 13, 2007, February 11, 2008, and February 12, 2009 100,000 and 140,000, and 1,118,182 common shares respectively were issued pursuant to the first, second and third anniversary payments.

The Company has also staked the other mining projects, including the Santa Rita project, located in El Salvador.

c) Panama

During the prior year, the Company signed a binding Letter of Intent with Compania Minera Clifton S.A. (“Minera Clifton”) to acquire a 100% interest in the Remance project located in Panama, Central America. The Formal Agreement, once executed, will grant Minera Verde the exclusive right and option (the “Option”) to acquire Minera Clifton’s right, title and interest in the Remance project. The Company is currently seeking comfort from the government of Panama that the exploitation concession will be renewed before executing the formal agreement.

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
Years Ended April 30, 2012 and 2011
In thousands of U.S. Dollars, except share and per share amounts

The Option may be exercised by the Company by completing the following terms:

i)	Paying to Minera Clifton the sum of $200 payable as follows:

On the date of execution of the Formal Agreement	$50
On the date which is 3 months after the date of execution of the Formal Agreement	$50
On the date which is 6 months after the date of execution of the Formal Agreement	$50
On the date which is 10 months after the date of execution of the Formal Agreement	$50

ii)	Issuing 5 million common shares of the Company on the date of execution of the formal Agreement.

iii)	Conducting a drilling program during the “Option Period” (the 12 months following the receipt of the required permissions from the Panamanian government).

iv)

Giving written notice to Minera Clifton 10 days after the last day of the Option Period that it intends to exercise the Option in consideration of which the Company will pay to Minera Clifton the sum of $5,000 payable at the election of Minera Clifton, in cash or common shares of the Company.

d) Hog Ranch, Nevada, USA

During the prior year, the Company, through its US subsidiary Pacific Rim Exploration Ltd. (“PREx”), has signed a Letter of Intent with ICN Resources Ltd. (“ICN”) and Washoe Gold Inc. (“WGI”) to acquire a 65% interest in the Hog Ranch Property located in Washoe County, Nevada.

On July 8, 2011, the Company signed a Definitive Agreement with ICN and WGI to acquire a 65% interest in the Hog Ranch Property located in Washoe County, Nevada.

The Company, at its option, is required to spend an aggregate of $8 million in exploration expenditures and to issue an aggregate of one million common shares of Pacific Rim according to the following schedule:

i)	$500 on or before July 8, 2012 (incurred);
ii)	a further $1,000 on or before July 8, 2013;
iii)	a further $1,500 on or before July 8, 2014;
iv)	a further $2,000 on or before July 8, 2015;
v)	a further $3,000 on or before July 8, 2015; and

Share payments of up to 1.0 million shares as follows:

i)	200,000 common shares of Pacific Rim within five business days of receipt of approval of the Definitive Agreement by the TSX Venture Exchange (issued July 14, 2011); and
ii)	200,000 common shares of Pacific Rim on or before each of the second, third, fourth and fifth anniversaries of the effective date of the Definitive Agreement being July 8, 2011.

Pacific Rim, through PREx, will be the operator of the Hog Ranch Property. Upon PREx earning the interest, PREx and WGI agree to participate in a joint venture for further exploration and development of Hog Ranch.

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
Years Ended April 30, 2012 and 2011
In thousands of U.S. Dollars, except share and per share amounts

9.	Derivative Warrant

Warrants issued in a private placement that have an exercise price denominated in a currency other than the Company’s functional currency meet the definition of a derivative liability and are recorded as a financial liability and are carried at fair value each period. The warrants issued in the February 2008, January 2010, October 2010 and May 2011 private placements have an exercise price denominated in Canadian dollars, which is not the Company’s functional currency. As a result, the warrants do not to meet the definition of an equity instrument and will be recorded at fair value as a derivative liability, with the difference between the fair value and the carrying value, upon transition, being recognized in equity. Subsequent changes in the fair value of the warrants will be recognized as gains or losses in the Statement of Income (Loss) and Comprehensive Income (Loss) until they are fully exercised. Of the total number of warrants outstanding as at April 30, 2012, a total of 30,375,000 have been classified as a financial liability and are marked to market each period.

The remaining 2,789,100 warrants have been issued to agents for services provided for a capital raising transaction and are not classified as a financial liability of the Company because they are accounted for under IFRS 2. The initial fair value of these warrants have been recognized as a share issuance costs and included in contributed surplus.

A summary of the Company’s warrants is as follows:

	Warrants	Weighted Average
	Outstanding	Exercise Price
		(Cdn$)
Balance – April 30, 2010	19,802,350	$0.61
Issued	10,790,000	$0.30
Expired	(7,061,350)	$1.34
Balance – April 30, 2011	23,531,000	$0.30
Issued	9,633,100	$0.30
Balance – April 30, 2012	33,164,100	$0.30

At April 30, 2012, there were 33,164,100 (April 30, 2011 – 23,531,000) warrants outstanding with a weighted average exercise price of Cdn$0.30.

Number of warrants		Exercise price (Cdn$)	Expiry
12,741,000	*	0.30	January 14, 2013
10,790,000	**	0.30	October 8, 2012
9,633,100	**	0.30	May 2, 2013
33,164,100

* Exercise of these warrants can be accelerated should the Company’s stock trade above a weighted average price of Cdn$0.40 for 20 consecutive days and the Company receives an approved environmental permit for its El Dorado property in El Salvador.

** Exercise of these warrants can be accelerated should the Company’s stock trade above a weighted average price of Cdn$0.50 for 20 consecutive days.

Derivative warrant liability – April 30, 2011	1,649
Derivative warrants issued	657
Derivative warrant issuance costs	(44)
Fair market value change	(2,051)
Derivative warrant liability – April 30, 2012	$210

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
Years Ended April 30, 2012 and 2011
In thousands of U.S. Dollars, except share and per share amounts

The fair value of the warrants has been estimated at April 30 using the Black-Scholes option pricing model with the following weighted average assumptions:

	April 30, 2012	April 30, 2011	May 1, 2010
Risk-free interest rate	1.34%	1.67%	1.81%
Expected dividend yield	NIL	NIL	NIL
Expected stock price volatility	103%	86%	93%
Expected life in years	0.7 years	1.6 years	1.9 years

Option pricing models require the input of subjective assumptions including the expected price volatility. Changes in the assumptions can materially affect the fair value estimate.

10.	Share Capital

Common Shares

Authorized: Unlimited number of common shares

Private Placement Financing

On May 3, 2011, the Company completed a private placement with gross proceeds of $3,897 (Cdn$3,696) through the issuance of 17,600,000 units. Each unit consisted of one share and one-half of one share purchase warrant. The Company allocated $3,239 to the common shares and $658 to the share purchase warrants based upon the relative fair values. Each warrant will entitle the holder to acquire one common share of the Company for a period of two years from the closing date at a price of Cdn$0.30.

The finders were issued a total of 233,400 units. The Company allocated $43 to the common shares and $9 to the share purchase warrants based upon the relative fair values. The finders were also issued 716,400 warrants, the warrants having the same terms as the warrants issued under the units and having a fair value of $67. The Company allocated $56 to the common shares and $11 to the share purchase warrants based upon the relative fair values.

The total share issuance costs relating to this transaction amounted to $142, the Company allocated $118 to the common shares and $24 to warrants derivative issuance costs.

On October 8, 2010, the Company closed a private placement with the issuance of 19,600,000 units at a price of Cdn$0.17 per unit for gross proceeds of $3,287 (Cdn$3,332). Each Unit is comprised of one common share and one half of one common share purchase warrant. The Company allocated $2,872 to the common shares and $415 to the share purchase warrants based upon the relative fair values. Each warrant will entitle the holder to acquire one common share of the Company for a period of two years from the closing date at a price of Cdn$0.30.

The finders were issued a total of 660,000 units. The Company allocated $89 to the common shares and $14 to the share purchase warrants based upon the relative fair values. The finders were also issued 660,000 warrants, the warrants having the same terms as the warrants issued under the units and having a fair value of $32.

The allocation of fair value of the units and warrants issued during the current year and prior year was estimated using the Black-Scholes option pricing model with the following assumptions:

	May 3, 2011	October 8, 2010
Risk-free interest rate	1.67%	1.42%
Expected dividend yield	NIL	NIL
Expected stock price volatility	91%	85%
Expected life in years	2 years	2 years

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
Years Ended April 30, 2012 and 2011
In thousands of U.S. Dollars, except share and per share amounts

Stock Options

On August 29, 2006, shareholders adopted an evergreen incentive stock option plan (“2006 Plan”) whereby the maximum number of shares reserved for grant to Eligible Parties under the 2006 Plan is equal to 10% of the number of shares outstanding at the time of the grant.

a) Current options details are as follows:

		Weighted Average
		Exercise Price
	Number of Options	(in Cdn $)
Options outstanding at April 30, 2010	8,133,334	$0.58
Granted	3,125,000	$0.21
Forfeited	(963,334)	$0.70
Options outstanding at April 30, 2011	10,295,000	$0.39
Granted	3,635,000	$0.16
Expired	(1,130,000)	$1.00
Options outstanding at April 30, 2012	12,800,000	$0.27
Options vested as at April 30, 2012	9,710,002	$0.31

b) Stock options outstanding at the end of April 30, 2012 are as follows:

			Remaining
Options	Options	Price per	contractual life
Outstanding	Exercisable	Share	(years)	Expiry Date

225,000	225,000	Cdn$0.96	0.33	August 27, 2012
975,000	975,000	Cdn$1.17	0.86	March 9, 2013
2,555,000	2,555,000	Cdn$0.17	1.67	December 29, 2013
225,000	225,000	Cdn$0.21	2.32	August 25, 2014
30,000	30,000	Cdn$0.29	2.36	September 10, 2014
2,030,000	2,030,000	Cdn$0.21	2.74	January 26, 2015
250,000	250,000	Cdn$0.20	3.11	June 10, 2015
225,000	225,000	Cdn$0.17	3.32	August 25, 2015
2,550,000	1,700,000	Cdn$0.21	3.63	December 16, 2015
100,000	-	Cdn$0.92	3.73	January 23, 2016
225,000	225,000	Cdn$0.19	4.39	September 18,2016
3,160,000	1,053,335	Cdn$0.16	4.42	September 28,2016
50,000	16,667	Cdn$0.17	4.47	October 16, 2016
200,000	200,000	Cdn$0.13	4.91	March 26, 2017
12,800,000	9,710,002		3.02

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
Years Ended April 30, 2012 and 2011
In thousands of U.S. Dollars, except share and per share amounts

c) Fair value of stock options granted

The 3,635,000 options granted during the year ended April 30, 2012 have been allocated a total fair value of $418 with a weighted average fair value of $0.11. The allocation of fair value was estimated using the Black-Scholes option pricing model, with the following weighted average assumptions:

	2012	2011
Risk-free interest rate	1.28% - 1.48%	2.24% - 2.29%
Expected dividend yield	NIL	NIL
Expected stock price volatility	102% - 105%	96% - 99%
Expected life in years	4.3 – 5 years	4 – 5 years

The total stock-based compensation recognized during the year ended April 30, 2012 was $454 (2011 - $335) with the offsetting entry to contributed surplus.

Option pricing models require the input of subjective assumptions including the expected price volatility. Changes in the assumptions can materially affect the fair value estimate.

11.	Related Party Transactions

Balances and transactions between the Company and its subsidiaries have been eliminated on consolidation and are not disclosed in this note. Details of the transactions between the Company and other related parties are disclosed below.

Trading transactions

The Company’s Chief Financial Officer renders services to the Company through a company in which he is a partner.

Nature of transactions
Avisar Chartered Accountants	Accounting fees

The Company incurred the following fees and expenses in the normal course of operations in connection with related parties.

	Year Ended	Year Ended
	April 30, 2012	April 30, 2011
Accounting fees	$135	$117

Amounts due to related parties are unsecured, non-interest bearing and due on demand. Accounts payable at April 30, 2012 included $10 (April 30, 2011 - $8; May 1, 2010 - $7) which were due to a company which the Chief Financial Officer is a partner.

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
Years Ended April 30, 2012 and 2011
In thousands of U.S. Dollars, except share and per share amounts

Compensation of key management personnel

The remuneration of the directors, chief executive officer, , chief financial officer and vice president of exploration (collectively, the key management personnel) during the years ended April 30, 2012 and 2011 were as follows:

		Year Ended	Year Ended
	Note	April 30, 2012	April 30, 2011
Salaries and directors’ fees		$400	$399
Share-based compensation	(i)	320	259

		$720	$658

(i)	Share-based compensation represents the expense for the years ended April 30, 2012 and 2011, translated at the average foreign exchange rate for the period.
(ii)	Key management personnel were not paid post-employment benefits, termination benefits, or other long-term benefits during the years ended April 30, 2012 and 2011.

12.	Income Taxes

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rate to earnings before income taxes. These differences result from the following items:

	Year ended	Year ended
	April 30,	April 30,
	2012	2011
Net loss and comprehensive loss	$(1,834)	$(3,771)
Federal and provincial income tax rates	26.00%	27.84%

Income tax recovery based on the above rates	$(477)	$(1,050)
Stock based compensation	118	93
Difference between Canadian and foreign tax rates	(307)	(13)
Other non deductible (and deductible items)	(192)	191

Tax effect of deferred tax assets for which no benefit has been recognized	858	779
Income tax expense	$-	$-

Represented by:
Current income tax	$-	$-
Deferred income tax	-	-
	$-	$-

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
Years Ended April 30, 2012 and 2011
In thousands of U.S. Dollars, except share and per share amounts

Unrecognized deductible temporary differences, unused tax losses, and unused tax credits are attributable to the following:

	April 30,	April 30,	May 1,
	2012	2011	2010
Unrecognized deferred income tax assets:
Non-capital losses	$8,016	$8,499	$7,376
Net capital losses	14,822	15,453	14,571
Mineral properties and property, plant and equipment	817	702	705
Share issue costs and other	136	123	207
Total unrecognized deferred income tax assets	$23,791	$24,777	$22,859

The Canadian federal and provincial statutory tax rate decreased to 26 % due to legislative changes.

The Company has various losses and deferred exploration expenditures that are available for carry forward to reduce taxable income of future years. As at April 30, 2012, the Company has the following tax loss carry forwards and deductions, with respect to its Canadian and US operations and expire as follows:

Non-capital losses, expiring		United
as follows:	Canada	States
2014	$1,527	$-
2015	1,401	-
2017	-	664
2019	-	24
2020	-	269
2021	-	612
2022	-	719
2023	-	684
2024	-	808
2025	-	970
2026	1,614	313
2027	1,976	271
2028	3,192	536
2029	3,888	549
2030	3,186	645
2031	2,397	602
2032	1,076	769
	$20,257	$8,435

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
Years Ended April 30, 2012 and 2011
In thousands of U.S. Dollars, except share and per share amounts

	As at April 30, 2012
	Local	US dollar	Expiry
	currency	equivalent	dates
Canadian dollar	$20,022	$20,257	2014-2032
US dollar	8,435	8,435	2017-2032
	$28,457	$28,692

In addition, the Company has incurred over $43 million in exploration expenditures in El Salvador that are not recognized because there is uncertainty surrounding mining tax legislation in El Salvador.

13.	Commitments

a)	The Company has entered into an office space operating lease agreement, commencing February 1, 2008 to January 30, 2013. The minimum monthly lease payments are $3 (Cdn$3).

b)	The Company has entered into an office space operating lease agreement, commencing April 1, 2012 to December 31, 2014. The minimum monthly lease payments are $2 (Cdn$2).

14.	Contingent Liability

On October 28 2008, the Company sold its 49% interest in the Denton Rawhide mine and its interest in the agreement with the Nevada Resource Recovery Group LLC (“NRRG”) to Kennecott Rawhide Mining Company. Pursuant to the terms of the sale agreement, the Company is responsible for its proportionate share of reclamation and environmental closure costs exceeding $7 million related to the Denton Rawhide mine. The Company has not accrued any closure costs for amounts greater than $7 million as at April 30, 2012. The Company estimates total reclamation and environmental closure costs to be $4.9 million. The Company believes the contingent liability relating to the reclamation and environmental closure costs exceeding $7 million is not probable. Therefore no amount has been recorded as a liability for these costs.

15.	Segmented Information

The Company’s business consists of a single reportable segment being mineral exploration and development. Details on a geographic basis are as follows:

Total Assets	April 30, 2012	April 30, 2011	May 1, 2010
Canada	$1,114	$1,069	$1,186
USA	138	22	98
El Salvador	5,690	5,590	5,643
Total	$6,942	$6,681	$6,927

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
Years Ended April 30, 2012 and 2011
In thousands of U.S. Dollars, except share and per share amounts

Equipment and Leaseholds	April 30, 2012	April 30, 2011	May 1, 2010
Canada	$3	$8	$16
USA	23	-	1
El Salvador	-	-	21
Total	$26	$8	$38

	Year Ended April 30,
Net Income (Loss)	2012	2011
Canada	$941	$(592)
USA	(1,402)	(1,819)
El Salvador	(1,362)	(1,275)
Other	(11)	(85)
Total	$(1,834)	$(3,771)

16.	Transition to International Financial Reporting Standards

IFRS 1 First-time Adoption of International Financial Reporting Standards sets forth guidance for the initial adoption of IFRS. Under IFRS 1 the standards are applied retrospectively at the transitional statement of financial position date with all adjustments to assets and liabilities taken to retained earnings unless certain exemptions are applied. The Company has applied the following exemptions to its opening statement of financial position dated May 1, 2010:

IFRS 3 - Business Combinations

IFRS 1 indicates that a first-time adopter may elect not to apply IFRS 3 Business Combinations retrospectively to business combinations that occurred before the date of transition to IFRS. The Company has taken advantage of this election and will apply IFRS 3 to business combinations that occur on or after May 1, 2010.

IFRS 2 - Share-based Payments

IFRS 1 permits, but does not require first-time adopters to apply IFRS 2 Share-based Payments to equity instruments that were granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 that had vested by the transition date. The Company has elected to apply IFRS 2 only to awards granted after November 7, 2002 that vest after May 1, 2010.

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
Years Ended April 30, 2012 and 2011
In thousands of U.S. Dollars, except share and per share amounts

Reconciliation of assets, liabilities, equity as at May 1, 2010 and April 30, 2011 and net loss for year ended April 30, 2011, from those reported under Canadian GAAP is as follows:
	April 30,	May 1,
	2011	2010
Total Assets under Canadian GAAP and IFRS	$6,681	$6,927

Total Liabilities Under Canadian GAAP	$2,688	$2,626
Adjustments
Deferred income tax recorded on acquisition of an asset (see note b)	(1,046)	(1,046)
Derivative Liability (see note a)	1,649	1,482
Total Liabilities Under IFRS	$3,291	$3,062

Total Equity Under Canadian GAAP	$3,993	$4,301
Adjustments
Deferred income tax recorded on acquisition of an asset (see note b)	1,046	1,046
Derivative liability (see note a)	(1,649)	(1,482)
Total Equity Under IFRS	$3,390	$3,865

For the Year
Ended April 30,
2011
Total Net Loss and Comprehensive Loss Under Canadian GAAP	$4,002
Adjustment
Derivative liability (see note a)	(232)
Total Net Loss and Comprehensive Loss Under IFRS	$3,770

a) Derivative Liability

Under Canadian GAAP warrants are accounted for at their carrying value within shareholders’ equity. Under IFRS, these warrants that have an exercise price denominated in a currency other than the Company’s functional currency meet the definition of a derivative liability and are recorded as a financial liability and are marked-to-market each period. The warrants issued in January 2010 and October 2010 private placement have an exercise price denominated in Canadian dollars, which is not the Company’s functional currency. As a result, the warrants do not to meet the definition of an equity instrument and will be recorded at fair value as a derivative liability, with the difference between the fair value and the carrying value, upon transition, being recognized in equity. Subsequent changes in the fair value of the warrants will be recognized as gains or losses in the Statement of Income (Loss) and Comprehensive Income (Loss) until they are fully exercised.

On transition to IFRS, as at May 1, 2010, the Company recorded a reclassification adjustment to record the warrant liability, net of derivative issuance costs of $1,482, decreased the contributed surplus by $2,324 and decreased the deficit at transition by $842.

During the year ended April 30, 2011, the Company recorded a gain of 248 resulting from the re- measurement to fair value of this derivative liability and also reclassified issuance costs of $17 relating to these warrants to the statement of loss and comprehensive loss from equity.

As at April 30, 2011, the Company recorded a reclassification adjustment to record the warrant liability of $1,649 and decreased the contributed surplus by $2,722 and decreased the deficit by $1,073.

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
Years Ended April 30, 2012 and 2011
In thousands of U.S. Dollars, except share and per share amounts

b) Taxes

Under IFRS, temporary differences resulting from the initial recognition of assets or liabilities that do not affect accounting or taxable profit do not result in a deferred tax asset or liability. As of the date of transition, the Company has therefore derecognized the impact of future income tax liabilities which had previously been recognized on the asset acquisition of the El Dorado project.

As at May 1, 2010, there was a decrease in the deferred tax liability from $1,046 to $Nil, a decrease of $1,046 and a corresponding decrease in the deficit.

There are no material differences between the cash flow statements presented under IFRS and Canadian GAAP.